HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

July 22, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf

Robert Shapiro

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 7 to Registration Statement on Form S-1
Filed July 20, 2022
File No. 333-261403

Ladies and Gentlemen:

We are in receipt of the Staff’s comment letter dated July 22, 2022 to the above-referenced filing. We have addressed your comment by reproducing it below in bold italics and providing our response immediately thereafter. As discussed with the Staff, we are submitting an amendment to the Exhibit Index to revise Exhibit 5.1 to address the comment below.

Exhibit Index, page II-5

1.	We note the statement in Exhibit 5.1 that counsel has assumed that, among other things, “(a) each of the warrants and convertible notes held by existing shareholders of the Company for which the underlying Shares are being registered (“Transaction Documents”) have been duly executed and delivered by all parties thereto, (b) the parties to the Transaction Documents had the power, corporate or otherwise, to enter into and perform their obligations under those documents . . . .” In this regard, it appears that the Company is a party to such Transaction Documents. Because it is not appropriate for counsel to assume that the Company has duly executed and delivered such documents and taken all corporate actions necessary to authorize the issuance of shares underlying convertible securities, please revise to exclude the Company from such assumptions. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: We have revised Exhibit 5.1 to exclude the Company from the assumptions in connection with the warrants and convertible notes that the warrants and convertible notes have been duly executed and delivered and that the parties to those documents have the power, corporate or otherwise, to enter into and perform their obligations under those documents.

Brian Fetterolf

Robert Shapiro

July 22, 2022

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com. .

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc: Ernest M. Stern, Esq. (w/encl.)

Encl.